Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	AGM Statement
Released	07:00 29-Nov-06

RNS Number:8647M
Wolseley PLC
29 November 2006

NEWS RELEASE
29 November 2006

Wolseley plc
AGM Statement and Acquisitions Update

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, is issuing its usual update on current trading conditions in relation to holding its Annual General Meeting at noon today, at Haberdasher's Hall, 18 West Smithfield, London, EC1A 9HQ.

Overview

Business conditions in the Group’s principal markets outside the USA have been broadly in line with comments made in the Preliminary Results statement for the year ended 31 July 2006, issued on 25 September 2006. In the USA, the Group has seen a further softening in the US housing market and also weaker lumber prices than originally expected. This has impacted sales and profits from the US Building Materials business (“Stock”) in the three months of the financial year to 31 October 2006. In response to the slowing market, a significant programme of cost reduction has been implemented. Elsewhere, the Group has benefited from high rates of organic growth in the US Plumbing and Heating business (“Ferguson”), the contribution from acquisitions, including DT Group and also from improving trends from a number of European businesses including the UK and France.

After currency translation and including the effect of acquisitions, Group revenue for the three months to 31 October 2006 was up by more than 15% on the corresponding period in 2005, including around 5% organic growth. Trading profit was up by around 9%. In constant currency, revenue and trading profit would have been higher by around 4%.

Group profit before tax and amortisation of acquired intangibles for the three months to 31 October 2006 was up only marginally as a consequence of the higher interest charge relating to the recent acquisition spend and increased interest rates.

Further details of market conditions in each of the Group’s business segments are set out below.

North America

In North America, revenue in the three months to 31 October 2006 in sterling, including acquisitions, increased by around 9% compared to the corresponding period in the prior year. Trading profit was marginally up.

In the USA, new housing starts have fallen more sharply than expected, but the repairs and remodelling market (“RMI”) benefited from the positive economic environment and the commercial and industrial sectors continued to improve. Aggregate local currency revenue from the Group’s US businesses was more than 10% higher and US trading profit was up by around 5%. After a 6% adverse currency translation impact, US trading profits in sterling were slightly down on the comparable period in the prior year.

Ferguson continued to perform well with revenue and trading profit in local currency for the three months to 31 October 2006 up by over 20%, including double digit organic growth. The trading margin was slightly lower due to the on-going investment in infrastructure.

At Stock, local currency revenue and trading profit have been impacted by the continued slowdown in the new residential market and by the significantly lower lumber and structural panel prices. Housing starts in the USA have fallen from an annual rate of more than 2.0 million in October 2005 to under 1.5 million in October 2006 and there continue to be significant regional variations. Lumber and structural panel prices, which when combined account for around 45% of Stock’s revenues, have fallen by 23% and 38%, respectively. Including the beneficial impact of acquisitions, revenue for the first three months of the current financial year was slightly up but trading profit was down by around a quarter. Organic sales volumes were down by around 6% compared to the 27% decline in overall housing starts. Significant management action has been taken with a major programme of cost reduction, lowering headcount by more than 10%. The cost base will continue to be kept under review in response to changing market conditions.

In Canada, whilst there has been the anticipated slowing in housing starts and in economic activity levels in Eastern Canada, the RMI market continued to grow. In local currency, Wolseley Canada achieved modest organic revenue growth and a double digit increase in trading profit compared to the equivalent period in the prior year.

Europe

In Europe, revenue and trading profit in sterling, including acquisitions, increased by more than 30% in the three months to 31 October 2006. Excluding DT Group, European revenues and trading profit were up by around 20% and 10%, respectively.

Wolseley UK, including Ireland, achieved double-digit revenue growth, including good levels of organic growth, reflecting generally improving trading conditions across most brands. The trading margin was slightly lower as a result of slightly more aggressive price competition and the company’s on-going investments in people and new branch openings.

In France, good levels of organic revenue and profit growth were achieved and sales trends continued to improve.

Trading in the Nordic region by DT Group in its first month of Wolseley ownership was encouraging and exceeded expectations.

In Central Europe, each of the Group’s businesses showed positive revenue growth, despite most markets remaining broadly flat. The businesses in Switzerland and the Netherlands continued to show good increases in trading profit.

Outlook

In the USA, the housing market is expected to continue to soften into 2007, but with significant regional variations. As the year progresses, the relative performance of Stock should improve as the housing starts and lumber/panel price comparators become more favourable and the benefits of the cost reduction programme are realised. The RMI and commercial and industrial markets are expected to continue to improve. Ferguson should increase its market share and achieve good levels of organic growth.

In the UK, recent sales trends support the Group’s view that there will continue to be a gradual improvement in the RMI and housing markets, as the financial year progresses. Growth in the French RMI market is likely to remain modest, although sales trends are expected to continue to improve. The outlook for the markets in which DT Group operates remain positive. In Central Europe, most of the Group’s businesses should continue to show some progress in generally flat markets.

The Board remains confident of the Group’s ability to outperform the markets in which its principal businesses operate. The Group will continue to manage its cost base in response to prevailing market conditions in order to maximise profitability. The Board continues to expect the Group to make progress for the current financial year as a whole but the first half is likely to be the most challenging.

In accordance with normal practice, we will be issuing a pre-close half year trading update on 22 January 2007.

Acquisitions

Since the beginning of the financial year on 1 August 2006, a total of 19 bolt-on acquisitions in Europe and North America have been completed for an aggregate consideration of approximately £235 million, against the targeted spend on bolt-on acquisitions of approximately £400 million for the current financial year. These 19 acquisitions are expected to add approximately £387 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £157 million.

In addition, on 25 September 2006, Wolseley plc completed the acquisition of DT Group for an estimated consideration of £1,353 million which brings aggregate acquisition spend for the year to £1,588 million.

Details of the three acquisitions not previously announced are outlined below.

Europe

On 9 October 2006, DT Group acquired the business and assets of Adelgaard Byggeforum (“AB”) from Udviklingsselskabet f 15.juni 2004 A/S. Based in Hillerød, north of Copenhagen, the business operates from a showroom offering a range of RMI products such as ceramic tiles, flooring, windows, doors, taps, showers and other plumbing related products. In the year ended 31 December 2005, AB had revenue of DKK5.2 million (£0.6 million) and had gross assets of DKK2.5 million (£0.7 million) at that date.

On 2 November 2006, Brossette acquired Ditac SAS (“Ditac”) from Financiere Celsius. Ditac is a leading distributor of spare parts and accessories for heating equipment, bathroom appliances and air conditioning, as well as tools used by installers and service providers. In the year ended 31 December 2005, Ditac had revenue of €17.7 million (£11.9 million) and gross assets of €5.2 million (£3.5 million) at that date.

North America

On 20 November 2006, Stock acquired Kempsville Building Materials, Inc. (“Kempsville”) from Kempsville Building Materials, Inc. Employee Stock Ownership Plan, Scott Gandy, Bobby Johnson and Brenda Onley. Kempsville is the leading independent distributor of building materials in the Greater Hampton Roads region of eastern Virginia. From three locations, the Company offers traditional building materials as well as value-added products and services such as roof and floor trusses, wall panels, staircases and doors. In the year ended 31 December 2005, Kempsville had revenue of $66.1 million (£34.8 million) and had gross assets of $8.6 million (£4.5 million) at that date.

The divisional split of the total acquisition spend since 1 August 2006 is:

Division	No. of Acquisitions	Spend
		£ Million

Europe	9	63
North America	10	172
TOTAL BOLT-ONS	19	235
Acquisition of DT Group	1	1,353
TOTAL ACQUISITION SPEND	20	1,588

Exchange Rates

The average profit and loss account translation rate for the three months to 31 October 2006 was $1.8878 to the £1 compared to $1.7733 for the comparable period last year, a weakening of 6.1%, and €1.4803 to the £1 compared to €1.4625, a weakening of 1.2%, compared to the prior year.

The following exchange rates have been used for the acquisitions noted above: £1 = $1.9, £1 = €1.49, £1 = DKK7.5.

Trading profit, a term used throughout this announcement, is defined as operating profit before amortisation of acquired intangibles. Trading margin is the ratio of trading profit to revenue stated as a percentage.

ENQUIRIES:

Investors/Analysts:
Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations North America	001 513 328 4900

Media:
Penny Studholme	0118 929 8886
Director of Corporate Communications	07860 553834

Brunswick	020 7404 5959
Andrew Fenwick
Nina Coad

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations including, without limitation, discussions of the Company’s business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2006 were approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has around 80,000 employees operating in 27 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico and Barbados. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

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